FEDERAL INSURANCE COMPANY

Endorsement No. 2

Bond Number:

82307669

NAME OF ASSURED: COPELAND CAPITAL MANAGEMENT LLC

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any

Investment Company.

SINGLE LOSS

DEDUCTIBLE

INSURING CLAUSE

LIMIT OF LIABILITY

AMOUNT

1 .     Employee

$

525,000   $

25,000

2 .     On Premises

$

525,000   $

25,000

3 .     In Transit

$

525,000   $

25,000

4 .     Forgery or Alteration

$

525,000   $

25,000

5 .     Extended Forgery

$

525,000   $

25,000

6 .     Counterfeit Money

$

525,000   $

25,000

7 .     Threats to Person

$

525,000   $

25,000

8 .     Computer System

$

525,000   $

25,000

9 .     Voice Initiated Funds Transfer Instruction

$

50,000   $

10,000

10 .     Uncollectible Items of Deposit

$

50,000   $

10,000

11 .     Audit Expense

$

50,000   $

10,000

This Endorsement applies to loss discovered after 12:01 a.m. on November 9, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 9, 2011

ICAP Bond

Form 17-02-1582 (Ed. 5-98)  Page 1